SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS H1 PROFIT DOWN 7% TO €1.20BN
LOWER FARES, HIGHER OIL & EU261 COSTS LEAVES FY19 GUIDANCE UNCHANGED AT €1.10BN - €1.20BN (EXCL. LAUDAMOTION)

Ryanair today (22 Oct.) reported a 7% fall in H1 profits ("PAT") to €1.20bn (excl. Laudamotion losses).  Average fares declined 3% due to excess capacity in Europe, an earlier Easter in Q1, repeated ATC strikes/staff shortages which caused a spike in cancellations of higher fare, weekend flights.  Higher fuel, staff and EU261 costs have offset strong ancillary revenue growth.

H1 Results (IFRS)*	Sep 30, 2017	Sep 30, 2018	% Change
Guests	72.1m	76.6m	+6%
Revenue	€4.43bn	€4.79bn	+8%
PAT	€1.29bn	€1.20bn	-7%
Net Margin	29%	25%	-4pts
* excl. €45m exceptional H1 FY19 Laudamotion loss

Ryanair's Michael O'Leary said:
"As recently guided, H1 average fares fell by 3%.  While ancillary revenues performed strongly, up 27%, these were offset by higher fuel, staff and EU261 costs. Our traffic, which was repeatedly impacted by the worst summer of ATC disruptions on record, grew 6% at an unchanged 96% load factor.

H1 highlights include:
●        Traffic grew 6% to 76.6m (LF 96%)
●        Ave. fare fell 3% to under €46
●        Ancillary revenue rose 27% to €1.3bn
●        Agreements signed with Irish, UK, Italian, Portuguese (pilots) & German (cabin crew) unions
●        Laudamotion holding increased to 75%
●        23 new B737s delivered
●        €540m returned to shareholders via buybacks

New Routes & Growth:
We took delivery of 23 new B737s in H1 (bringing the fleet to 450) and launched over 100 new S.18 routes.  We have trimmed winter capacity by 1% (including base closures in Eindhoven and Bremen) in response to weaker fares and higher oil prices. We expect FY19 traffic will grow to 141m (incl. 3m Laudamotion).  As we look beyond this winter, we have announced new S.19 bases in Bordeaux, Marseille, London Southend and increased capacity in Luton.  We plan to operate over 100 new routes in S.19.

With spot fuel reaching $85bbl, rising interest rates and the stronger US dollar, airline margins are under pressure and it is inevitable that more of the weaker, unhedged, European airlines will fold this winter.  In recent weeks Skyworks (Switz.), VLM (Bel.), Small Planet & Azur Air (Ger.), Cobalt (Cyprus) and Primera Air (Stansted & Scandinavia) collapsed.  At the same time, many larger airlines are closing bases and cutting routes to minimise winter losses.  We expect more failures this winter and we cannot rule out further capacity cuts or base closures in Ryanair if oil prices rise or air fares fall further. Over the medium term, this consolidation will create growth opportunities for Ryanair's lowest fare/lowest cost model.

Laudamotion:
In August, we increased our holding in Laudamotion to 75%.  Despite a very difficult first summer, Laudamotion will carry almost 3m guests this year but will lose approx. €150m in start-up Year 1 exceptional costs.  We are working closely with the Laudamotion team who recently launched their S.19 schedule which will see them grow their fleet to 23 aircraft (including 19 A320's).  Laudamotion have reached agreement to return 9 expensive lease aircraft to Lufthansa this winter and will replace those with lower cost, longer term, operating lease aircraft, which are readily available at competitive terms as more Airbus operators fail.  We are assisting them to improve cost control, fuel hedging and fleet management which will deliver significantly higher revenues and much lower costs next year as the airline moves towards break-even in its 2nd year of operation.

Ancillaries:
Our investment in Labs continues to deliver strong ancillary revenue growth.  In H1 ancillaries increased by 27% to €1.3bn and drove an 8% increase in total revenue to €4.8bn.  Key drivers of this growth were improved conversion of priority boarding and reserved seating.  Membership of "MyRyanair" has increased to 50m members and the Ryanair digital platform now welcomes over 1bn visits p.a.  A major upgrade of our digital platform is underway (website, app & 3rd party ancillary product plug-in) which will facilitate improved personalisation and capacity for traffic growth to 200m p.a. as we rollout relevant ancillary products which fit to each individual customer's profile and buying patterns.

Cost Leadership:
No other EU airline can match, or come close to, Ryanair's lowest unit costs and this cost gap is widening.  Airports across Europe are incentivising Ryanair's reliable traffic growth. As others fail, these incentives are improving. Thanks to our balance sheet strength, our fuel is better hedged than most European competitors with 90% of our 12 month needs (to end Sept. 2019) hedged at approx. $68bbl, well below current spot prices of close to $85bbl.  FY19 is a year of investment in our people, our systems and our business as we prepare to grow to 200m guests p.a. In H1 ex-fuel unit costs increased by 7%. This includes 20% pay increases for pilots, investment in engineering headcount, pilot/cabin crew training costs and, regrettably, elevated EU261 costs arising from repeated ATC strikes/disruptions. Next spring, we take delivery of our first B737-MAX-200 "gamechanger" aircraft.  These planes have 4% more seats, yet are 16% more fuel efficient, have 40% lower noise emissions, are hedged at an average €/$ rate of $1.24 (for 210 aircraft out to FY24) and they will drive continuous unit cost reductions over the next 6 years.

ATC Strikes/Staff Shortages:
Repeated ATC strikes/staff shortages means that 2018 will be the worst year on record for European ATC disruptions. These have caused widespread damage to airline punctuality and schedules.  Ryanair's H1 on-time fell to 75% from 86% (prior year), with all of this 11% decline due to ATC strikes and ATC staff shortages.  We've invested heavily to ensure that everything we control is delivering on-time departures.  We have changed our handling provider at Stansted to ensure that we receive dedicated passenger and aircraft handling, and eliminate the short staffing we suffered at times in Stansted this summer. Ryanair and other airlines have initiated legal action against the French Government to keep Europe's skies open during French ATC disruptions.  A4E (Airlines for Europe) and Ryanair are also campaigning for the European Commission to take control of the EU air space so that overflights are not disrupted during national ATC strikes.  This does not alter or constrain any individual's "right to strike" but tries to confine the impact of these ATC strikes to the actual country where the strike occurs.  We continue to call for urgent action from the EC to reduce ATC disruptions in S.19.

Union Progress:
Since Ryanair agreed to recognise unions in December 2017, we've made good progress with our union negotiations in major markets including agreements with pilot and cabin crew unions in Ireland, Italy, the UK, Germany (cabin crew) and last week an agreement with our Portuguese pilots.  We continue to engage with unions in our other major markets.  Progress has been slower in other markets such as Spain & Portugal (cabin crew) and Germany (pilots) where competitor employees have interfered to delay agreements with our people and their unions.  While we suffered a small number (just 8 days) of limited strikes this summer, we worked well to minimise disruptions to our customers by operating over 90% of our schedules on each of these days, thanks in large measure to the efforts of the majority of pilots and cabin crew who did not support these disruptions and worked normally.  Ryanair has shown over the past 10 months that we can, and will, work with unions to reach fair and reasonable agreements for our people while retaining our competitiveness and efficiency.  We can also manage strikes, although we do our utmost to avoid them. We will continue to negotiate and conclude union agreements over this winter.  While we hope to finalise more union agreements in the coming months, we cannot rule out occasional industrial action, but we expect their impact to be very limited.

Brexit:
The risk of a hard ("no-deal") Brexit in March 2019 is rising.  While we hope that a 21-month transition agreement from March 2019 to December 2020 will be implemented (and extended), we remain concerned that the time to complete such an agreement is shortening.  In the event of a hard Brexit our UK shareholders will be treated as non-EU.  In such an event the Board will restrict the voting rights of all non-EU shareholders (and confine them to selling shares only to EU nationals) to ensure that Ryanair remains majority owned and controlled by EU shareholders.  We have applied for a UK AOC to protect our 3 domestic UK routes and are on track to receive it before the end of 2018.

Guidance (excl. Laudamotion):
As updated on 1 October, FY19 PAT is guided in a range of €1.10bn to €1.20bn (excl. Laudamotion).  Following a 3% reduction in H1 fares, we expect fares to fall by c.2% in H2 due to weaker than expected forward fares in Q3 (particularly the October school mid-term and Christmas) and the absence of Easter in Q4.  A 1% reduction in winter capacity means that FY19 traffic will grow by 6% to 138m (141m incl. Laudamotion).  Our fuel bill will be approx. €460m higher than last year and "Other Costs" will be negatively impacted by higher EU261 costs.  Ancillaries continue to perform strongly although (as previously highlighted) the H2 figures will be adversely impacted by timing differences on the recognition of certain fees arising from the adoption of IFRS 15 (positive impact in H1).  This guidance excludes (exceptional) start-up losses in Laudamotion of approx. €150m (which are and will be consolidated in the Ryanair Group full year financial results).

This full year guidance remains heavily dependent on air fares not declining further (they remain soft this winter due to excess capacity in Europe), the impact of significantly higher oil prices on our unhedged exposures, the absence of unforeseen security events, ATC and other strikes and the impact of negative Brexit developments. We cannot rule out further base closures or capacity cuts this winter if oil prices rise or air fares fall further. Winter trading may be positively impacted by the rate and timing of other airline failures which is already creating a ready supply of well trained pilots and cabin crew for S.19 growth."

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, carrying 141m guests p.a. on more than 2,400 daily flights from 92 bases, connecting over 200 destinations in 37 states on a fleet of over 450 B737 aircraft, with a further 210 Boeing 737's on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. Ryanair has a team of more than 14,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and extending an industry leading 33-year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at September 30, 2018 (unaudited)
		At Sep 30,	At Mar 31,
		2018	2018
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	8,612.6	8,123.4
Intangible assets	11	146.4	46.8
Derivative financial instruments		68.4	2.6
Total non-current assets		8,827.4	8,172.8

Current assets
Inventories		6.7	3.7
Other assets		337.8	235.5
Trade receivables		54.1	57.6
Derivative financial instruments		381.2	212.1
Restricted cash		34.6	34.6
Financial assets: cash > 3 months		1,510.3	2,130.5
Cash and cash equivalents		1,293.2	1,515.0
Total current assets		3,617.9	4,189.0

Total assets		12,445.3	12,361.8

Current liabilities
Trade payables		346.9	249.6
Accrued expenses and other liabilities		2,022.5	2,502.2
Current maturities of debt		424.0	434.6
Derivative financial instruments		1.5	190.5
Current tax		98.3	36.0
Total current liabilities		2,893.2	3,412.9

Non-current liabilities
Provisions		137.6	138.1
Derivative financial instruments		100.9	415.5
Deferred tax		456.2	395.2
Other creditors		0.7	2.8
Non-current maturities of debt		3,400.0	3,528.4
Total non-current liabilities		4,095.4	4,480.0

Shareholders' equity
Issued share capital	13	6.8	7.0
Share premium account		719.4	719.4
Other undenominated capital	13	3.2	3.0
Retained earnings	13	4,421.7	4,077.9
Other reserves		305.6	(338.4)
Shareholders' equity		5,456.7	4,468.9

Total liabilities and shareholders' equity		12,445.3	12,361.8

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Half-Year ended September 30, 2018 (unaudited)

			Pre-Except.	Lauda. Except.	IFRS	IFRS
			H1-Sep 30,	H1-Sep 30,	H1-Sep 30,	H1-Sep 30,
		Change*	2018	2018	2018	2017
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+3%	3,504.9	48.3	3,553.2	3,413.1
Ancillary revenues		+27%	1,284.8	-	1,284.8	1,012.2
Total operating revenues - continuing operations		+8%	4,789.7	48.3	4,838.0	4,425.3

Operating expenses
Fuel and oil		+22%	1,269.8	-	1,269.8	1,040.2
Airport and handling charges		+7%	574.3	-	574.3	537.0
Staff costs		+33%	485.0	-	485.0	364.8
Route charges		+3%	404.0	-	404.0	391.0
Depreciation		+14%	319.2	-	319.2	280.1
Marketing, distribution and other		+15%	256.8	-	256.8	223.8
Maintenance, materials and repairs		+35%	95.2	-	95.2	70.5
Aircraft rentals		-18%	34.1	-	34.1	41.5
Laudamotion costs		-	-	95.1	95.1	-
Total operating expenses		+17%	3,438.4	95.1	3,533.5	2,948.9

Operating profit - continuing operations		-8%	1,351.3	(46.8)	1,304.5	1,476.4

Other (expense)/income
Net finance expense Share of associate losses	11	-2% -	(31.1) -	- (9.8)	(31.1) (9.8)	(31.6) -
Foreign exchange (loss)/gain		-	(0.1)	-	(0.1)	0.9
Total other (expense)/income		+2%	(31.2)	(9.8)	(41.0)	(30.7)

Profit before tax		-9%	1,320.1	(56.6)	1,263.5	1,445.7

Tax expense on profit	4	-19%	(124.5)	11.7	(112.8)	(153.2)

Profit for the half-year - all attributable to equity holders of parent		-7%	1,195.6	(44.9)	1,150.7	1,292.5

Earnings per ordinary share (€)
Basic	9	-7%			0.9974	1.0720
Diluted	9	-7%			0.9892	1.0626
Weighted average no. of ordinary shares (in Ms)
Basic	9				1,153.7	1,205.7
Diluted	9				1,163.3	1,216.4

*With the exception of EPS, the percentage change since prior year is calculated based on the pre-Laudamotion costs for FY19.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the Quarter ended September 30, 2018 (unaudited)

			Pre-Except.	Lauda. Except.	IFRS	IFRS
			Q2-Sep 30,	Q2-Sep 30,	Q2-Sep 30,	Q2-Sep 30,
		Change*	2018	2018	2018	2017
	Note	%	€M	€M	€M	€M
Operating revenues
Scheduled revenues		+2%	2,050.9	48.3	2,099.2	2,003.8
Ancillary revenues		+29%	659.9	-	659.9	511.2
Total operating revenues - continuing operations		+8%	2,710.8	48.3	2,759.1	2,515.0

Operating expenses
Fuel and oil		+21%	638.9	-	638.9	527.2
Airport and handling charges		+9%	294.2	-	294.2	270.0
Staff costs		+32%	240.1	-	240.1	182.4
Route charges		+3%	205.6	-	205.6	200.0
Depreciation		+15%	162.0	-	162.0	141.1
Marketing, distribution and other		+3%	127.1	-	127.1	123.2
Maintenance, materials and repairs		+33%	45.9	-	45.9	34.6
Aircraft rentals		-20%	16.2	-	16.2	20.3
Laudamotion costs		-	-	95.1	95.1	-
Total operating expenses		+15%	1,730.0	95.1	1,825.1	1,498.8

Operating profit - continuing operations		-3%	980.8	(46.8)	934.0	1,016.2

Other (expense)/income
Net finance expense Share of associate losses	11	- -	(14.4) -	- (0.5)	(14.4) (0.5)	(14.4) -
Foreign exchange (loss)/gain		-	(1.0)	-	(1.0)	0.2
Total other (expense)/income		+8%	(15.4)	(0.5)	(15.9)	(14.2)

Profit before tax		-4%	965.4	(47.3)	918.1	1,002.0

Tax expense on profit	4	-17%	(88.3)	11.7	(76.6)	(106.6)

Profit for the quarter - all attributable to equity holders of parent		-2%	877.1	(35.6)	841.5	895.4

Earnings per ordinary share (€)
Basic	9	-2%			0.7345	0.7490
Diluted	9	-2%			0.7291	0.7422
Weighted average no. of ordinary shares (in Ms)
Basic	9				1,145.7	1,195.4
Diluted	9				1,154.1	1,206.4

*With the exception of EPS, the percentage change since prior year is calculated based on the pre-Laudamotion costs for FY19.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the Half-Year ended September 30, 2018 (unaudited)

	H1-Sep 30,	H1-Sep 30,
	2018	2017
	€M	€M

Profit for the half-year	1,150.7	1,292.5

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	643.3	(345.5)

Other comprehensive income/(loss) for the half-year, net of income tax	643.3	(345.5)

Total comprehensive income for the half-year - all attributable to equity holders of parent	1,794.0	947.0

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the Quarter ended September 30, 2018 (unaudited)

	Q2-Sep 30,	Q2-Sep 30,
	2018	2017
	€M	€M

Profit for the quarter	841.5	895.4

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	56.4	4.1

Other comprehensive income/(loss) for the quarter, net of income tax	56.4	4.1

Total comprehensive income for the quarter - all attributable to equity holders of parent	897.9	899.5

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the Half-Year ended September 30, 2018 (unaudited)

		H1-Sep 30,	H1-Sep 30,
		2018	2017
	Note	€M	€M
Operating activities
Profit after tax		1,150.7	1,292.5

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		319.2	280.1
(Increase) in inventories		(3.0)	(0.3)
Tax expense on profit		112.8	153.2
Share based payments		5.0	3.0
(Increase) in intangible assets		(94.4)	-
Decrease/(increase) in trade receivables		3.5	(6.8)
(Increase) in other current assets		(102.0)	(18.5)
Increase in trade payables		97.3	39.8
(Decrease) in accrued expenses		(763.1)	(753.4)
(Decrease) in other creditors		(2.1)	(6.9)
(Decrease)/increase in provisions		(0.5)	8.7
Increase in net finance expense Share of equity accounted investment's loss		1.3 9.8	1.0 -
Income tax paid		(81.6)	(55.1)
Net cash provided by operating activities		652.9	937.3

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(808.4)	(675.0)
Decrease in financial assets: cash > 3 months		620.2	876.4
Investment in associate and subsidiary		(26.0)	-
Cash acquired with subsidiary undertakings		7.0	-
Net cash (used in)/provided by investing activities		(207.2)	201.4

Financing activities
Shareholder returns Repayments of long term borrowings	13	(536.7) (130.8)	(638.8) (186.6)
Net cash (used in) financing activities		(667.5)	(825.4)

(Decrease)/increase in cash and cash equivalents		(221.8)	313.3
Cash and cash equivalents at beginning of the period		1,515.0	1,224.0
Cash and cash equivalents at end of the period		1,293.2	1,537.3

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the Half-Year ended September 30, 2018 (unaudited)
							Other Reserves
	Ordinary	Issued Share	Share Premium	Retained	Other Undenom.			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	-	221.9	14.9	4,423.0
Profit for the half-year	-	-	-	1,292.5	-	-	-	-	1,292.5
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(345.5)	-	(345.5)
Total other comprehensive income	-	-	-	-	-	-	(345.5)	-	(345.5)
Total comprehensive income	-	-	-	1,292.5	-	-	(345.5)	-	947.0
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	3.0	3.0
Repurchase of ordinary equity shares	-	-	-	(638.8)	-	-	-	-	(638.8)
Cancellation of repurchased ordinary shares	(35.0)	(0.2)	-	-	0.2	-	-	-	-
Balance at September 30,2017	1,182.9	7.1	719.4	4,110.5	2.9	-	(123.6)	17.9	4,734.2
Profit for the half-year	-	-	-	157.7	-	-	-	-	157.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	(236.1)	-	(236.1)
Total other comprehensive income	-	-	-	-	-	-	(236.1)	-	(236.1)
Total comprehensive income	-	-	-	157.7	-	-	(236.1)	-	(78.4)
Transactions with owners of the Company recognised directly in equity
Share based payments	-	-	-	-	-	-	-	3.4	3.4
Repurchase of ordinary equity shares	-	-	-	(190.3)	-	-	-	-	(190.3)
Cancellation of repurchased ordinary shares	(11.7)	(0.1)	-	-	0.1	-	-	-	-
Balance at March 31, 2018	1,171.2	7.0	719.4	4,077.9	3.0		(359.7)	21.3	4,468.9
Adjustment on initial application of IFRS 15 (net of tax)	-	-	-	(274.5)	-	-	-	-	(274.5)
Adjusted balance at March 31, 2018	1,171.2	7.0	719.4	3,803.4	3.0	-	(359.7)	21.3	4,194.4
Profit for the half-year	-	-	-	1,150.7	-	-	-	-	1,150.7
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	643.3	-	643.3
Total other comprehensive income	-	-	-	-	-	-	643.3	-	643.3
Total comprehensive income	-	-	-	1,150.7	-	-	643.3	-	1,794.0
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	5.0	5.0
Repurchase of ordinary equity shares	-	-	-	(532.4)	-	(4.3)	-	-	(536.7)
Cancellation of repurchased ordinary shares	(35.5)	(0.2)	-	-	0.2		-	-	-
Balance at September 30, 2018	1,135.7	6.8	719.4	4,421.7	3.2	(4.3)	283.6	26.3	5,456.7

Ryanair Holdings plc and Subsidiaries

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary below) all figures and comments are by reference to the adjusted results excluding the exceptional item referred to below.  A reconciliation of the results for the half-year under IFRS to the adjusted results is provided on page 11 and in note 8 of this interim financial report.

The exceptional item in the half-year ended September 30, 2018 comprised Laudamotion's exceptional start-up losses of €44.9M.  Laudamotion became a subsidiary at the start of August 2018.

MD&A Half-Year Ended September 30, 2018

Income Statement

Scheduled revenues:
Scheduled revenues increased by 3% to €3,504.9M due to 6% traffic growth (to 76.6M) offset by a 3% reduction in average fares to under €46.

Ancillary revenues:
Ancillary revenues rose by 27% to €1,284.8M due to 6% traffic growth, improved uptake of reserved seating and priority boarding services and the positive timing of revenue recognition on certain fees (approx. €97M) following the transition to IFRS 15.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 22% to €1,269.8M due to an 8% increase in block hours and higher fuel prices.

Airport and handling charges:
Airport and handling charges increased by 7% to €574.3M broadly in line with traffic growth.

Staff costs:
Staff costs increased 33% to €485.0M due to 20% pilot pay increases, 8% more flight hours, recruitment of additional engineers, investment in pilot & cabin crew training and a 3% pay increase for non-flight-staff awarded in April 2018.

Route charges:
Route charges rose 3% to €404.0M due to the 6% increase in sectors offset by a decrease in unit rates.

Depreciation:
Depreciation is 14% higher at €319.2M due to 53 (+14%) more owned aircraft in the fleet at period end (2018: 423 / 2017: 370).

Marketing, distribution and other:
Marketing, distribution and other rose 15% to €256.8M primarily due to higher EU261 costs arising from disruptions and cancellations in the period.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 35% to €95.2M due to higher scheduled engine maintenance costs due to the ageing fleet and the timing of lease handbacks.

Aircraft rentals:
Aircraft rentals fell by 18% to €34.1M due to the smaller leased fleet. (2018: 28 / 2017: 33). There were 3 handbacks in the half-year.

Unit costs rose by 10% (excluding fuel they increased by 7%).

Net finance expense:
Net finance expense was broadly flat at €31.1M.

Balance sheet:
Gross cash decreased by €842.0M to €2,838.1M at September 30, 2018.
Gross debt fell by €139.0M to €3,824.0M due to debt repayments.
€652.9M net cash was generated by operating activities. Capital expenditure was €808.4M and shareholder returns amounted to €536.7M.
Net debt was €985.9M at period end.  (March 2018: €282.9M).

Shareholders' equity:
Shareholders' equity increased by €987.8M to €5,456.7M in the period due to IFRS hedge accounting treatment for derivatives of €643.3M and consolidated group net profit after tax of €1,150.7M, offset by €536.7M of shareholder returns and the IFRS 15 transition adjustment of €274.5M to opening reserves.

MD&A Quarter Ended September 30, 2018

The exceptional item in the quarter ended September 30, 2018 comprised Laudamotion's exceptional start-up losses of €35.6M. Laudamotion became a subsidiary at the start of August 2018.

Income Statement

Scheduled revenues:
Scheduled revenues increased by 2% to €2,050.9M due to 5% traffic growth (to 39.0M) offset by a 2% reduction in average fares to under €53.

Ancillary revenues:
Ancillary revenues rose by 29% to €659.9M due to 5% traffic growth, improved uptake of reserved seating and priority boarding services and the positive timing of revenue recognition on certain fees (approx. €72M) following the transition to IFRS 15.

Operating Expenses:

Fuel and oil:
Fuel and oil rose by 21% to €638.9M due to a 7% increase in block hours and higher fuel prices.

Airport and handling charges:
Airport and handling charges increased by 9% to €294.2M due to a 6% increase in sectors and adverse sterling.

Staff costs:
Staff costs increased 32% to €240.1M due to 20% pilot pay increases, 7% more flight hours, recruitment of additional engineers, investment in pilot & cabin crew training and a 3% pay increase for non-flight-staff awarded in April 2018.

Route charges:
Route charges rose 3% to €205.6M due to the 6% increase in sectors offset by a decrease in unit rates.

Depreciation:
Depreciation is 15% higher at €162.0M due to 53 (+14%) more owned aircraft in the fleet at period end (2018: 423 / 2017: 370).

Marketing, distribution and other:
Marketing, distribution and other rose 3% to €127.1M primarily due to higher EU261 costs arising from flight disruptions and cancellations.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by 33% to €45.9M due to higher scheduled engine maintenance costs due to the ageing fleet and the timing of lease handbacks. There were 2 handbacks in the quarter.

Aircraft rentals:
Aircraft rentals fell by 20% to €16.2M due to the smaller leased fleet. (2018: 28 / 2017: 33)

Unit costs rose by 10% (excluding fuel they increased by 7%).

Net finance expense:
Net finance expense remained flat at €14.4M.

Ryanair Holdings plc and Subsidiaries
Interim Management Report

Introduction

This financial report for the half-year ended September 30, 2018 meets the reporting requirements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and Transparency Rules of the Republic of Ireland's Financial Regulator.

This interim management report includes the following:

●  Principal risks and uncertainties relating to the remaining six months of the year;

●  Related party transactions; and

●  Post balance sheet events.

Results of operations for the six month period ended September 30, 2018 compared to the six month period ended September 30, 2017, including important events that occurred during the half-year, are set forth above in the MD&A.

Principal risks and uncertainties for the remainder of the year

Among the factors that are subject to change and could significantly impact Ryanair's expected results for the remainder of the year are the airline pricing environment, capacity growth in Europe, fuel costs, competition from new and existing carriers, costs associated with environmental, safety and security measures, actions of the Irish, UK, European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK, and Continental Europe, the general willingness of passengers to travel, other economic, social and political factors and flight interruptions caused by volcanic ash emissions or other atmospheric disruptions.

Board of Directors

Details of the members of our Board of Directors are set forth on pages 111 and 112 of our 2018 annual report.  Mr. Declan McKeon and Mr. Charles McCreevy resigned from the Board at the AGM on September 20, 2018.

Related party transactions

Please see note 14.

Post balance sheet events

Please see note 15.

Reconciliation of profit after tax to adjusted profit after tax for the Half-Year period

	H1-Sep 30, 2018	H1-Sep 30, 2017
	€M	€M
Profit after tax for the Half- Year - IFRS	1,150.7	1,292.5
Exceptional item: Laudamotion losses	44.9	-
Adjusted profit after tax for the Half-Year	1,195.6	1,292.5

Exceptional item: The Group presents certain items separately, which are unusual, by virtue of their size and incidence, in the context of our ongoing core operations, as we believe this presentation represents the underlying business more accurately and reflects the manner in which investors typically analyse the results. Any amounts deemed exceptional for MD&A purposes have been classified for the purposes of the income statement in the same way as non-exceptional amounts of the same nature.

The exceptional item in the half-year ended September 30, 2018 relates to the exceptional start-up losses of Laudamotion, which became a subsidiary of Ryanair at the start of August 2018.

Going concern
Having considered the Group's principal risks and uncertainties and its financial position and cash flows, the Directors have formed a judgment, at the time of approving the interim financial statements, that there is a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of at least twelve months from the date of approval of the interim financial statements. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.
Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the half-year ended September 30, 2018 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2018 Annual Report for the year ended March 31, 2018, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2018, are available at http://investor.ryanair.com/.

The September 30, 2018 figures and the September 30, 2017 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2018, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated interim financial statements for the period ended September 30, 2018 on October 19, 2018.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

Accounting for Investment in associates

An associate is an entity over which the Company has significant influence.  Significant influence is the power to participate in the financial and operating decisions of the entity, but is not control over these policies.  The Company's investment in its associate is accounted for using the equity method.  The consolidated income statement reflects the Company's share of profit/losses after tax of the associate.  Investments in associates are carried on the consolidated balance sheet at cost adjusted for post-acquisition changes in the Company's share of net assets, less any impairment in value.  If necessary, any impairment losses on the carrying amount of the investment in the associate are reported within the Company's share of equity accounted investments results in the consolidated income statement.  If the Company's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associate.

Accounting for business combinations

Business combinations are accounted for using the acquisition method from the date that control is transferred to the Group. Under the acquisition method, consideration transferred is measured at fair value on the acquisition date, as are the identifiable assets acquired and liabilities assumed.

When the initial values of assets and liabilities in a business combination have been determined provisionally, any subsequent adjustments to the values allocated to the identifiable assets and liabilities (including contingent liabilities) are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting.  Acquisition related costs are expensed in the period incurred.
Accounting for subsidiaries

Subsidiaries are all entities controlled by the Group. The Group controls an entity when it is exposed to (has rights to) variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The results of subsidiary undertakings acquired during the year are included in the Group Income Statement from the date at which control of the entity was obtained. They continue to be included in the Group Income Statement until control ceases.

Newly effective EU-endorsed standards and amendments

The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on or after January 1, 2018 and therefore have been applied by the Group for the first time in these condensed consolidated interim financial statements;

●        IFRS 15: "Revenue from Contracts with Customers including Amendments to IFRS 15" (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●        IFRS 9: "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2018) (see below)

●        Amendments to IFRS 2: "Classification and Measurement of Share Based Payment Transactions" (effective for fiscal periods beginning on or after January 1, 2018)

●        Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)

●        IFRIC Interpretation 22: "Foreign Currency Transactions and Advance Consideration" (effective for fiscal periods beginning on or after January 1, 2018)

●        Amendments to IAS 40: "Transfers of Investment Property" (effective for fiscal periods beginning on or after January 1, 2018)

New standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. A more detailed transitional impact for IFRS 16 is included below.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●        IFRS 16: "Leases" (effective for fiscal periods beginning on or after January 1, 2019) (see below)

●        IFRIC 23: "Uncertainty over Income Tax Treatments" (effective for fiscal periods beginning on or after January 1, 2019)

●        Amendments to IFRS 9: "Prepayment Features with Negative Compensation" (effective for fiscal periods beginning on or after January 1, 2019) (see below)

●        Amendments to IAS 28: "Long-term interests in Associates and Joint Ventures" (effective for fiscal periods beginning on or after January 1, 2019)

●        Annual improvements to IFRS Standards 2015-2017 Cycle (effective for fiscal periods beginning on or after January 1, 2019)

●        Amendments to IAS 19: "Plan Amendment, Curtailment or Settlement" (effective for fiscal periods beginning on or after January 1, 2019)

●        Amendments to References to the Conceptual Framework in IFRS Standards (effective for fiscal periods beginning on or after January 1, 2020)

This is the first set of financial statements for which IFRS 15 and IFRS 9 have been applied. Changes to significant accounting policies, together with the impact of adoption, are described below:

IFRS 15:  Revenue from Contracts with Customers

The Company has adopted IFRS 15 with effect from April 1, 2018. The standard establishes a five-step model to determine when to recognise revenue and at what amount.  Revenue is recognised when the good or service has been transferred to the customer and at the amount to which the entity expects to be entitled.

The impact of initially applying the standard is mainly attributed to certain ancillary revenue streams where the recognition of revenue is deferred under IFRS 15 to the flight date where it was previously recognised on the date of booking.  For the majority of our revenue, the manner in which we previously recognised revenue is consistent with the requirements of IFRS 15.  The change in the timing of ancillary revenue recognition means that an increased amount of revenue will be recognised in the first half of the year under IFRS 15, with less revenue recognised in the second half of the year, particularly in Quarter 4.

The Company has adopted IFRS 15 using the cumulative effect method (without practical expedients), with the effect of initially applying this standard recognised at the date of initial application (i.e. April 1, 2018). Accordingly, the comparatives have not been restated - i.e. they are presented, as previously reported, under IAS 18 and related interpretations.  The impact on transition to IFRS 15, was a reduction in retained earnings (net of tax) of €274.5M at April 1, 2018.

The impact of adopting IFRS 15 on the Company's interim balance sheet as at September 30, 2018 was an increase in the amount of deferred revenue of €177.5M, compared with the amount that would have been recognised under IAS 18 and related interpretations. The impact on the interim income statement and the interim statement of comprehensive income is to increase ancillary revenue in the half-year ended September 30, 2018 by €97M.

There is a nil net impact on the Company's interim statement of cash flows for the half-year ended September 30, 2018.

IFRS 9:  Financial Instruments

The Company has adopted IFRS 9 with effect from April 1, 2018.  The standard introduces a new model for the classification and measurement of financial assets, a new impairment model based on expected credit losses and a new hedge accounting model to more closely align hedge accounting with risk management strategy and objectives. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets, excluding derivatives, are accounted for at amortised cost, fair value through other comprehensive income or fair value through profit or loss depending on the nature of the contractual cash flows of the asset and the business model in which it is held. All of Ryanair's financial assets continue to be held at amortised cost. Accordingly, no transition adjustment to carrying values arose in the half-year ended September 30, 2018. Neither was there a material increase in provisions as a result of applying the new expected loss impairment model to our financial assets and our hedge accounting provisions did not materially change as a result of adoption of IFRS 9 in the half-year ended September 30, 2018.

IFRS 16:  Leases

IFRS 16 introduces a single, on-balance sheet, lease accounting model for lessees.  A lessee recognises a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items.

The standard is effective for fiscal periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15: Revenue from Contracts with Customers at or before the date of initial application of IFRS 16.  Ryanair does not intend to early adopt IFRS 16.

We are currently evaluating the effect that the updated standard will have on our consolidated financial statements and related disclosures but do not expect the impact to be material.

2.
Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.
Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.
Income tax expense

The Group's consolidated effective tax rate in respect of operations for the half-year ended September 30, 2018 was 8.9% (September 30, 2017: 10.6%).  The tax charge for the half-year ended September 30, 2018 of €112.8M (September 30, 2017: €153.2M) comprises a current tax charge of €144.1M, a deferred tax credit of €19.6M relating to the temporary differences for property, plant and equipment recognised in the income statement and a deferred tax credit of €11.7M relating to Laudamotion losses.

5.
Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €5.0M (September 30, 2017: €3.0M) is the fair value of various share options granted in current and prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.
Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.
Capital commitments

At September 30, 2018 Ryanair had an operating fleet of 451 (2017: 403) Boeing 737 aircraft and 9 Airbus A320 leased aircraft.  The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods FY15 to FY19 of which 177 aircraft (including 23 in the half-year) were delivered at September 30, 2018.

The Group also agreed to purchase up to 210 (135 firm and 75 options) Boeing 737-MAX-200 aircraft from the Boeing Corporation during the periods FY20 to FY24.

8.
Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).

The CODM assessed the performance of the business based on the adjusted profit/ (loss) after tax of the Group for the year.

Reportable segment information is presented as follows:

	Total	Total
	H1-Sep 30, 2018	H1-Sep 30, 2017
	€M	€'M
Revenues (includes €48.3 million Laudamotion revenues in the half-year ended September 30, 2018 only)	4,838.0	4,425.3

Reportable segment adjusted profit after tax	1,195.6	1,292.5
Laudamotion losses	(44.9)	-

IFRS profit after tax	1,150.7	1,292.5

	Total	Total
	At Sep 30, 2018 €M	At Mar 31, 2018 €M
Reportable segment assets	12,445.3	12,361.8
Reportable segment liabilities	6,988.6	7,892.9

The company has two main categories of revenue, scheduled revenues and ancillary revenues. The split of revenues between these two categories is as shown on the face of the consolidated interim income statement.

9.            Earnings per share

	H1	H1	Q2	Q2
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2018	2017	2018	2017

Basic earnings per ordinary share (€)	0.9974	1.0720	0.7345	0.7490
Diluted earnings per ordinary share (€)	0.9892	1.0626	0.7291	0.7422
Weighted average number of ordinary shares (in M's) - basic	1,153.7	1,205.7	1,145.7	1,195.4
Weighted average number of ordinary shares (in M's) - diluted	1,163.3	1,216.4	1,154.1	1,206.4

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 9.6M (2017: 10.7M).

10.          Property, plant and equipment

Acquisitions and disposals

Capital expenditure in the half-year ended September 30, 2018 amounted to €808.4M and primarily relates to aircraft pre delivery payments, 23 aircraft deliveries, spare engines, maintenance hangar construction costs and simulators.

11.          Business combinations

Acquisition of a Subsidiary

In April 2018, the Company purchased a 24.9% stake in Laudamotion. This investment was accounted for using the equity method. In August 2018, the Group acquired a further 50.1% of the shares and voting interests in Laudamotion. As a result, the Group's equity interest in Laudamotion increased from 24.9% to 75%. From this date the Group had a controlling interest in Laudamotion.

In the period to September 30, 2018, Laudamotion contributed revenue of €48.3M and an operating loss of €46.8M to the Group's results. Ryanair also recognised €9.8M in share of losses in associate prior to consolidation of Laudamotion, and recognised a deferred tax credit of €11.7M relating to the recognition of a deferred tax asset re Laudamotion losses.

Taking control of Laudamotion gives the group access to valuable slots at slot constrained airports in Germany, Austria & Palma in Spain.

Consideration transferred and assets and liabilities assumed

The following table summarises the fair value of assets acquired and liabilities assumed at the date of acquisition of control and the consideration transferred to acquire control of Laudamotion:

€M
Consideration:
- Consideration (liabilities & cash paid)	32
- Fair value of existing equity interest	6
- Elimination of intercompany loans	61
Total	99

Net assets acquired:
- Intangible assets	100
- Cash and cash equivalents	7
- Net other assets (liabilities) acquired	(8)
Total	99

Fair values measured on a provisional basis

Given the proximity of the acquisition to the period end, the fair value of Laudamotion's intangible assets (principally landing slots) has been determined on a provisional basis.

Goodwill

As the value of identifiable net assets acquired substantially equalled the value of the consideration paid plus the fair value of the existing interest in Laudamotion, there was a nil value attributed to Goodwill.  The re-measurement to fair value of the Group's existing 24.9% interest in Laudamotion, from its pre-acquisition carrying value of nil, resulted in a gain of €6M.  This amount has been included in share of associate losses in the condensed interim income statement.

12.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2018 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●          Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●          Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●            Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●            Derivatives - currency forwards and aircraft fuel contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at September 30, 2018 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the half-year ended September 30, 2018, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●            Long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at September 30, 2018 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the half-year ended September 30, 2018 that affect the fair value of our financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2018	2018	2018	2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	65.4	65.4	2.6	2.6
- Jet fuel derivative contracts	3.0	3.0	-	-
	68.4	68.4	2.6	2.6
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	115.9	115.9	2.0	2.0
- Jet fuel derivative contracts	264.1	264.1	209.8	209.8
- Interest rate swaps	1.2	1.2	0.3	0.3
	381.2	381.2	212.1	212.1
Trade receivables*	54.1		57.6
Cash and cash equivalents*	1,293.2		1,515.0
Financial asset: cash > 3 months*	1,510.3		2,130.5
Restricted cash*	34.6		34.6
Other assets*	0.6		0.3
	3,274.0	381.2	3,950.1	212.1
Total financial assets	3,342.4	449.6	3,952.7	214.7

	At Sep 30,	At Sep 30,	At Mar 31,	At Mar 31,
	2018	2018	2018	2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	99.3	99.3	409.5	409.5
- Interest rate swaps	1.6	1.6	6.0	6.0
	100.9	100.9	415.5	415.5
Long-term debt	958.5	974.0	1,088.2	1,107.2
Bonds	2,441.5	2,495.1	2,440.2	2,519.2
	3,500.9	3,570.0	3,943.9	4,041.9
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	1.5	1.5	189.5	189.5
- Interest rate swaps	-	-	1.0	1.0
	1.5	1.5	190.5	190.5
Current maturities of debt	424.0	424.0	434.6	434.6
Trade payables*	346.9		249.6
Accrued expenses*	578.0		445.5
	1,350.4	425.5	1,320.2	625.1
Total financial liabilities	4,851.3	3,995.5	5,264.1	4,667.0

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

13.          Shareholder returns

In the half-year ended September 30, 2018 the Company bought back 35.8M ordinary shares at a total cost of €537M.  This buy-back was equivalent to approximately 3.1% of the Company's issued share capital at March 31, 2018.  35.5M of these ordinary shares repurchased were cancelled at September 30, 2018. The remaining 0.3M shares were cancelled on October 1, 2018.

In FY18 the Company bought back 46.7M shares at a total cost of €829M.  This buy-back was equivalent to approximately 3.8% of the Company's issued share capital at March 31, 2017.  All of these repurchased ordinary shares were cancelled at March 31, 2018.

As a result of the share buybacks in the half-year ended September 30, 2018, share capital decreased by 35.5M ordinary shares (46.7M ordinary shares in the year ended March 31, 2018) with a nominal value of €0.2M (€0.3M in the year ended March 31, 2018) and the other undenominated capital reserve increased by a corresponding €0.2M (€0.3M in the year ended March 31, 2018). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.          Related party transactions

The Company has related party relationships with its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the half-year ended September 30, 2018 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2018 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

15.          Post balance sheet events

Between October 1, 2018 and October 5, 2018, the Company had bought back 1.9M ordinary shares at a total cost of €23M to complete its €750M share buyback which commenced in February 2018.  This was equivalent to 0.2% of the Company's issued share capital at September 30, 2018.  All ordinary shares repurchased are cancelled.

Ryanair Holdings plc and Subsidiaries
Responsibility Statement

Statement of the Directors in respect of the interim financial report

Each of the Directors, whose names and functions are listed in our 2018 Annual Report (excluding Mr. Declan McKeon and Mr. Charles McCreevy who resigned at the AGM on September 20, 2018), confirm that, to the best of each person's knowledge and belief:

1)    The unaudited condensed consolidated interim financial statements for the six months ended September 30, 2018, comprising the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows and the condensed consolidated interim statement of changes in shareholders' equity and the related notes thereto, have been prepared in accordance with IAS 34 as adopted by the European Union, being the international accounting standard applicable.

2)   The interim management report includes a fair review of the information required by:

                (i)     Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the six months ended September 30, 2018 and their impact on the condensed consolidated interim financial statements; and a description of the principal risks and uncertainties for the six months ending March 31, 2019; and

                (ii)   Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the six months ended September 30, 2018 and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the 2018 Annual Report that could do so.

On behalf of the Board

David Bonderman                                                                              Michael O'Leary
Chairman                                                                                            Chief Executive
October 19, 2018

Independent review report to Ryanair Holdings plc and Subsidiaries

Introduction

We have been engaged by the Company to review the condensed set of consolidated interim financial statements in the half-yearly financial report for the six months ended September 30, 2018 which comprises the condensed consolidated interim balance sheet, the condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of cash flows, and the condensed consolidated interim statement of changes in shareholder's equity and the related explanatory notes. Our review was conducted having regard to the Financial Reporting Council's ("FRCs") International Standard on Review Engagements ("ISRE") (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity'.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated interim financial statements in the half-yearly report for the six months ended September 30, 2018 is not prepared, in all material respects, in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU, the Transparency (Directive 2004/109/EC) Regulations 2007 ("Transparency Directive"), and the Transparency Rules of the Central Bank of Ireland.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Transparency Directive and the Transparency Rules of the Central Bank of Ireland. As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the EU. The Directors are responsible for ensuring that the condensed set of consolidated interim financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of consolidated interim financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review having regard to the Financial Reporting Council's International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We read the other information contained in the half-yearly financial report to identify material inconsistencies with the information in the condensed set of consolidated interim financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the review. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the Company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Transparency Directive and the Transparency Rules of the Central Bank of Ireland. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Emer McGrath                                                                                                                                      October 19, 2018

For and on behalf of
KPMG
Chartered Accountants
1 Stokes Place,
St Stephen's Green,
Dublin 2,
Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 October, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary